UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

HC2 Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

404139107

(CUSIP Number)

MICHAEL GORZYNSKI

595 Madison Avenue, 29th Floor

New York, NY 10022

(646) 274-9610

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 26, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404139107

1	NAME OF REPORTING PERSON

PERCY ROCKDALE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,048,755
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,048,755
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,048,755
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 404139107

1	NAME OF REPORTING PERSON

RIO ROYAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,462
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

24,462
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 404139107

1	NAME OF REPORTING PERSON

MG CAPITAL MANAGEMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,462
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

24,462
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 404139107

1	NAME OF REPORTING PERSON

MICHAEL GORZYNSKI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,073,217
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -*
	10	SHARED DISPOSITIVE POWER

5,073,217
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,073,217
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

IN

* Excludes 33,747 shares of Common Stock granted to Mr. Gorzynski personally as a director of the Issuer, which are not currently vested and do not vest within the next 60 days.

5

CUSIP No. 404139107

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 26, 2021, Continental General Holdings LLC, a Michigan limited liability company (“Purchaser”), entered into a definitive agreement (the “Stock Purchase Agreement”), with HC2 Holdings 2, Inc. (“Seller”), a Delaware corporation and wholly-owned subsidiary of HC2 Holdings, Inc., a Delaware corporation (the “Issuer”), and Continental Insurance Group, Ltd., a Delaware corporation and wholly owned subsidiary of Seller (“Continental”), pursuant to which, among other things, Seller agreed to sell to Purchaser, and Purchaser agreed to accept and acquire from Seller, all of the issued and outstanding common stock of Continental (the “Transaction”), subject to the terms and conditions set forth therein. Purchaser is controlled by Michael Gorzynski. Continental owns all of the issued and outstanding common stock of Continental LTC, Inc., a Delaware corporation (“CLTC”), which in turn owns all of the issued and outstanding common stock of Continental General Insurance Company, a Texas domiciled life and health insurance company (“CGIC” and, together with Continental and CLTC, the “Continental Companies”).

Mr. Gorzynski is a director of the Issuer and the executive chairman and president of Continental. The consideration for the Transaction to be received by Seller will have a value of approximately $90 million, payable upon consummation of the Transaction (the “Closing”) in the form of cash and securities, including certain assets currently owned by CGIC. In addition, the terms of certain securities of affiliates of the Issuer that are currently owned by CGIC will be modified to provide for their mandatory redemption on the date that is 5 years following the Closing.

The Stock Purchase Agreement contains representations, warranties and covenants customary for a transaction of this nature, as well as certain indemnification obligations of the parties thereto for breaches of representations, warranties and covenants.

The Stock Purchase Agreement also contains customary covenants regarding the operation of the business of the Continental Companies prior to the Closing, including certain limitations with respect to acquisitions and dispositions of assets, material business transactions, matters with respect to employees and other customary limitations. The Stock Purchase Agreement also includes certain non-compete and non-solicitation obligations of the Issuer and its affiliates following the Closing.

The consummation of the Transaction is subject to the satisfaction or waiver of certain customary conditions to Closing at or prior to the Closing, including (i) the accuracy of each party’s representations and warranties (subject to certain materiality standards), (ii) each party’s compliance with its covenants contained in the Stock Purchase Agreement (subject to a customary materiality standard), (iii) review and approval by the Texas Department of Insurance (“TDI”) and the expiration of the 2018 TDI order relating to the Issuer’s acquisition of Kanawha Insurance Company, (iv) the absence of any event, change, effect, occurrence or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the Continental Companies and (v) the absence of any law or order that restrains, enjoins, makes illegal or otherwise prevents or prohibits the Closing. The parties expect that the Transaction will close in the third quarter of 2021.

6

CUSIP No. 404139107

The Stock Purchase Agreement contains certain termination rights for both Seller and Purchaser. Seller and Purchaser may terminate the Stock Purchase Agreement by mutual written consent. Subject to certain limitations, Seller and Purchaser may terminate the Stock Purchase Agreement if (a) any governmental authority of competent jurisdiction issues a law or final and non-appealable order that prohibits the Transaction or (b) the Closing does not occur prior to July 26, 2021 (as such date may be extended to September 26, 2021 by either Seller or Purchaser under certain circumstances in which the requisite regulatory approvals have not been obtained but all of the other conditions to Closing set forth in the Stock Purchase Agreement have been satisfied or waived (other than those conditions that by their nature can only be satisfied at the Closing)). Subject to certain limitations, Seller may terminate the Stock Purchase Agreement if (i) there has been a breach by Purchaser of its representations, warranties or covenants contained in the Stock Purchase Agreement to the extent such breach would result in the failure of a condition to Closing (subject to a limited cure period) or (ii) all conditions to the Closing have been satisfied or waived and Purchaser does not effect the Closing within two business days after the day the Closing is required to occur pursuant to the Stock Purchase Agreement. Subject to certain limitations, Purchaser may terminate the Stock Purchase Agreement if Seller breaches its representations, warranties or covenants in the Stock Purchase Agreement to the extent such breach would result in the failure of a condition to Closing (subject to a limited cure period).

Percy Rockdale LLC (“Percy Rockdale”) has provided Purchaser with an equity commitment letter (the “Equity Commitment Letter”) to fund a portion of the consideration payable in connection with the Transaction. In addition, Percy Rockdale LLC has agreed to fund Purchaser’s reimbursement of Seller’s and its affiliates’, including the Issuer’s, out-of-pocket expenses, up to $1 million, in the event the Stock Purchase Agreement is terminated (i) as a result of Purchaser’s breach of the Stock Purchase Agreement or (ii) under certain other circumstances at a time when Purchaser is in breach of the Stock Purchase Agreement.

The foregoing summary descriptions of the Stock Purchase Agreement, the Equity Commitment Letter and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement and the Equity Commitment Letter, which are filed as Exhibits 99.1 and 99.2, respectively, to this Amendment No. 7, and the terms of which are incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 26, 2021, Purchaser, Seller and Continental entered into the Stock Purchase Agreement and Percy Rockdale provided Purchaser with the Equity Commitment Letter, each as defined and described in Item 4 above and attached as Exhibits 99.1 and 99.2, respectively, hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Stock Purchase Agreement, dated March 26, 2021, by and among HC2 Holdings 2, Inc., Continental Insurance Group, Ltd. and Continental General Holdings LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by HC2 Holdings, Inc. on March 29, 2021).
99.2	Equity Commitment Letter, dated March 26, 2021, by and between Percy Rockdale LLC and Continental General Holdings LLC.
7

CUSIP No. 404139107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2021

Percy Rockdale LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Manager

Rio Royal LLC

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Manager

MG Capital Management Ltd.

By:	/s/ Michael Gorzynski
	Name:	Michael Gorzynski
	Title:	Sole Director

/s/ Michael Gorzynski
Michael Gorzynski

8